Mail Stop 3233
                                                            June 13, 2018

Via E-mail
Daniel Miller, Chief Executive Officer
Steward Realty Trust
900 Camp Street
3rd Floor
New Orleans, LA 70130

       Re:     Steward Realty Trust
               Draft Offering Statement on Form 1-A
               Submitted May 17, 2018
               CIK No. 0001735770

Dear Mr. Miller:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

         the specific exemption that you intend to rely on; and

         how your investment strategy and business model will support that exemption.

       Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
 Daniel Miller, Chief Executive Officer
Steward Realty Trust
June 13, 2018
Page 2

2. We note that section 8.06 of your bylaws contains an exclusive forum provision. Please add risk factor disclosure regarding this provision. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law.

3. We note that intend to qualify as a real estate investment trust and that you have not yet identified any loans to make with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure in accordance with Item 4 of
       Guide 5 and include prior performance tables, as applicable. Please refer to Release No.
       33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation
       128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

4. We note your disclosure on your website that the farmers to whom you lend are expected to raise money to finance additional amounts needed to acquire their properties. Please revise your disclosure to more specifically explain how this financing is different than loans you intend to provide and any risks involved with the additional financing.

Cover Page

5. We note your disclosure on the cover that you do not intend to use commissioned sales agents or underwriters. Although we note your disclosure on page 72, please revise to clarify how you will sell your shares. Please identify each natural person and each entity expected to participate in selling shares in connection with the offering, and explain whether and how each is associated or affiliated with you. Also, please explain how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of
       Rule 3a4-1 or otherwise avoid being required to register with the Commission as a broker-dealer.

6. Please add risk factor disclosure to clarify, if true, that Mr. Miller will control all decisions, including, but not limited to changing your targeted class of investments without shareholder notice or consent and making changes to your articles of incorporation, as the sole Class B shareholder because Class A shareholders will have no voting rights, and that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.
 Daniel Miller, Chief Executive Officer
Steward Realty Trust
June 13, 2018
Page 3

Financed Properties, page 4

7. We note that you have included a projected annual return of 6-8%. We note that you have not paid any distributions to date and do not appear to have a basis for such return. Please revise to remove this disclosure throughout the offering statement.

Conflicts of Interest, page 9

8. Please clarify, if true, that your affiliates may have an incentive to issue loans that may not be in your best interest because of the fees that will be received by them for their participation in the process. Please add risk factor disclosure as appropriate.

Risk Factors, page 12

9. Please add risk factor disclosure regarding the net losses you have experienced to date.

The Company's Business, page 32

10. Please provide disclosure regarding how you will determine the creditworthiness of your borrowers.

Plan of Operation, page 36

11. We note that you have funded first mortgage construction loans on two properties.
       Please revise to clarify whether there are any buildings or other improvements on the properties and clarify the nature of the construction. In addition, please explain how you will determine additional funding under each loan.

       You may contact Peter McPhun at (202)551-3581 or Wilson Lee at
(202)551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                                              Sincerely,

                                                              /s/ Jennifer
Gowetski

                                                              Jennifer Gowetski
                                                              Senior Counsel
                                                              Office of Real
Estate and
                                                              Commodities
cc: Jeanne Campanelli, Esq. (via e-mail)